

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

<u>Via E-mail</u>
Mr. Jun Jiang
President and Principal Financial and Accounting Officer
5V, Inc.
Floor 12, Building 5, Zhongchuang Plaza,
No.396, Tongjiang Zhong Road, Xinbei District
Changzhou City, Jiangshu Province, China

> **Re:** **5V, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed January 27, 2014**
> **File No. 000-54175**

Dear Mr. Jiang:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2013</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1.   Please file a full amendment, including updated certifications, to your September 30, 2013 Form 10-K to include a properly dated accountant's report in accordance with Rule 2-02 (a) of Regulation S-X. In addition, the introductory and opinion paragraphs of the revised audit report should also cover all financial statements presented in the filing, including the cumulative statements of operations, changes in stockholders' deficit and cash flows for the period February 19, 2010 (Date of Inception) to September 30, 2013 discussed in paragraph two.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Jay Webb, Reviewing Accountant, at (202) 551-3603, if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief